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                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                          FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

                            Commission File Number    0-30270

            UNIROYAL CHEMICAL COMPANY, INC. SAVINGS PLAN A
        (Exact name of registrant as specified in its charter)

            BENSON ROAD, MIDDLEBURY, CT 06749 (203) 573-2000
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                      INTERESTS IN THE PLAN
        (Title of each class of securities covered by this Form)

                            NONE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

       Rule 12g-4(a)(1)(i)             Rule 12h-3(b)(1)(i)  X
       Rule 12g-4(a)(1)(ii)            Rule 12h-3(b)(l)(ii)
       Rule 12g-4(a)(2)(i)             Rule 12h-3(b)(2)(i)
       Rule 12g-4(a)(2)(ii)            Rule 12h-3(b)(2)(ii)
                                       Rule 15d-6

Approximate number of holders of record as of the
certification or notice date:                                0

Pursuant to the requirements of the Securities Exchange
Act of 1934 CROMPTON CORPORATION has caused this certification/notice to be signed on its behalf by the undersigned duly, authorized person.


Date: September 24, 2002      By:/s/John R. Jepsen
                                    John R. Jepsen
                                    Vice President & Treasurer


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counselor by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

                   Persons who respond to the collection of
                   information contained in this form are not
                   required to respond unless the form displays
SEC 2069 (01-02)   a currently  valid OMB control number.